February 9, 2021

VIA EDGAR

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd K. Schiffman

Pam Long

Re:	Social Leverage Acquisition Corp I Form S-1 Registration Statement File No. 333-252392

Dear Mr. Schiffman and Ms. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), each of the undersigned, for itself and the several underwriters, hereby joins in the request of Social Leverage Acquisition Corp I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York time on February 11, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 500 copies of the Preliminary Prospectus dated February 4, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

BARCLAYS CAPITAL INC.
BOFA SECURITIES, INC.
As representatives of the several underwriters

BARCLAYS CAPITAL INC.

By:	/s/Jaime Cohen
Name: Jaime Cohen
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/Michael Liloia
Name: Michael Liloia
Title: Director

[Signature Page to Acceleration Request Letter]